UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

UCLOUDLINK GROUP INC.

(Name of Issuer)

Class A ordinary shares, par value US$0.00005 per share

(Title of Class of Securities)

90354D104 **

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 90354D104 has been assigned to the American depositary shares (“ADSs”) of uCloudlink Group Inc. (the “Issuer”), which are quoted on Nasdaq Global Market under the symbol “UCL.” Each ADS represents ten Class A ordinary shares, par value US$0.00005 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90354D104

1.	Names of Reporting Persons China International Capital Corporation Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 9,953,750 Class A ordinary shares(1)
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 9,953,750 Class A ordinary shares(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,953,750 Class A ordinary shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.0% (2)
12.	Type of Reporting Person CO

(1) China International Capital Corporation Limited (“CICC”) may be deemed to have beneficial ownership over 9,953,750 Class A ordinary shares held of record in the form of 995,375 ADSs by CICC Financial Trading Limited (“CICC FT”). CICC FT is wholly owned by CICC Financial Holdings Limited, which is wholly owned by China International Capital Corporation (International) Limited (“CICC International”). CICC International is, in turn, wholly owned by CICC.

(2)        Calculations are based on 246,686,120 Class A ordinary shares of the Issuer outstanding (excluding the 2,736,340 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans), as reported in the Issuer’s Form 20-F filed with the U.S. Securities and Exchange Commission on March 29, 2023.

CUSIP No. 90354D104

1.	Names of Reporting Persons China International Capital Corporation (International) Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 9,953,750 Class A ordinary shares(1)
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 9,953,750 Class A ordinary shares(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,953,750 Class A ordinary shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.0% (2)
12.	Type of Reporting Person CO

(1) China International Capital Corporation (International) Limited (“CICC International”) may be deemed to have beneficial ownership over 9,953,750 Class A ordinary shares held of record in the form of 995,375 ADSs by CICC Financial Trading Limited (“CICC FT”). CICC FT is wholly owned by CICC Financial Holdings Limited, which is wholly owned by CICC International.

(2) Calculations are based on 246,686,120 Class A ordinary shares of the Issuer outstanding (excluding the 2,736,340 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under Issuer’s share incentive plans), as reported in the Issuer’s Form 20-F filed with the U.S. Securities and Exchange Commission on March 29, 2023.

CUSIP No. 90354D104

1.	Names of Reporting Persons CICC Financial Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 9,953,750 Class A ordinary shares(1)
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 9,953,750 Class A ordinary shares(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,953,750 Class A ordinary shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.0% (2)
12.	Type of Reporting Person CO

(1) CICC Financial Holdings Limited may be deemed to have beneficial ownership over 9,953,750 Class A ordinary shares held of record in the form of 995,375 ADSs by CICC Financial Trading Limited, which is wholly owned by CICC Financial Holdings Limited.

(2) Calculations are based on 246,686,120 Class A ordinary shares of the Issuer outstanding (excluding the 2,736,340 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under Issuer’s share incentive plans), as reported in the Issuer’s Form 20-F filed with the U.S. Securities and Exchange Commission on March 29, 2023.

CUSIP No. 90354D104

1.	Names of Reporting Persons CICC Financial Trading Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 9,953,750 Class A ordinary shares(1)
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 9,953,750 Class A ordinary shares(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,953,750 Class A ordinary shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.0% (2)
12.	Type of Reporting Person CO

(1) Represents 9,953,750 Class A ordinary shares held of record in the form of 995,375 ADSs by CICC Financial Trading Limited.

(2) Calculations are based on 246,686,120 Class A ordinary shares of the Issuer outstanding (excluding the 2,736,340 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under Issuer’s share incentive plans), as reported in the Issuer’s Form 20-F filed with the U.S. Securities and Exchange Commission on March 29, 2023.

Item 1(a).	Name of Issuer:

uCloudlink Group Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Unit 2214-Rm1, 22/F, Mira Place Tower A, 132 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by the following reporting persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(1)	China International Capital Corporation Limited

(2)	China International Capital Corporation (International) Limited

(3)	CICC Financial Holdings Limited

(4)	CICC Financial Trading Limited

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of China International Capital Corporation Limited is 9th Floor China World Tower 2, No.1 Jian Guo Men Wai Avenue, Beijing 100004, People’s Republic of China.

The principal business address of each of China International Capital Corporation (International) Limited, CICC Financial Holdings Limited and CICC Financial Trading Limited is 29/F, One International Finance Centre, 1. Harbour View Street, Central, Hong Kong.

Item 2(c).	Citizenship:

(1)	China International Capital Corporation Limited – People’s Republic of China

(2)	China International Capital Corporation (International) Limited – Hong Kong

(3)	CICC Financial Holdings Limited – British Virgin Islands

(4)	CICC Financial Trading Limited – Hong Kong

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.00005 per share.

Item 2(e).	CUSIP Number:

CUSIP number 90354D104 has been assigned to the ADSs of the Issuer, each ADS representing ten Class A ordinary shares, par value US$0.00005 per share.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership.

China International Capital Corporation Limited indirectly wholly owns CICC Financial Holdings Limited (“CICC Financial”) through China International Capital Corporation (International) Limited. CICC Financial wholly owns CICC Financial Trading Limited, which is a wholly-owned subsidiary of CICC Financial.

(a)	The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)	The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.

(c)	The information required by Item 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2024

China International Capital Corporation Limited

By:	/seal/ CHINA INTERNATIONAL CAPITAL CORPORATION LIMITED /s/ WU BO
Name: WU BO Title: Officer

China International Capital Corporation (International) Limited

By:	/s/ WONG WING FAI JOSEPH
Name: WONG WING FAI JOSEPH Title: Authorized Signatory

CICC Financial Holdings Limited

By:	/s/ WONG WING FAI JOSEPH
Name: WONG WING FAI JOSEPH Title: Authorized Signatory

CICC Financial Trading Limited

By:	/s/ WONG WING FAI JOSEPH
Name: WONG WING FAI JOSEPH Title: Authorized Signatory

Exhibit Index

Exhibit	Description
99.1	Joint Filing Agreement, dated September 30, 2022, by and between China International Capital Corporation Limited, China International Capital Corporation (International) Limited, CICC Financial Holdings Limited and CICC Financial Trading Limited*

* Incorporated herein by reference to the Joint Filing Agreement by and between China International Capital Corporation Limited, China International Capital Corporation (International) Limited, CICC Financial Holdings Limited and CICC Financial Trading Limited, dated as of September 30, 2022, which was previously filed with the U.S. Securities and Exchange Commission as Exhibit 99.1 to Schedule 13G filed by China International Capital Corporation (International) Limited, among others, on September 30, 2022 with respect to the Class A ordinary shares of uCloudlink Group Inc.